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                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                                 Fair Disclosure
                                                                     May 4, 2004

                     Results of Operations (Fair Disclosure)
o The information hereof are only estimated preliminary results and therefore, are subject to change depending on the final results.

1. BUSINESS RESULTS

Period:  1Q 2004 (January 1, 2004 ~ March 31, 2004)
         4Q 2003 (October 1 2003 ~ December 31, 2003)
         1Q 2003 (January 1, 2003 ~ March 31, 2003)

                                                                  (unit: KRW Million)
                                                             Quarterly                                 Yearly
                                                         Increase/Decrease                        Increase/Decrease
                         1Q 2004           4Q 2003        (Rate of change)        1Q 2003         (Rate of change)
----------------------------------------------------------------------------------------------------------------------
Sales                    349,296           349,164               132               329,114             20,182
                                                                 (0%)                                  (6.13%)
----------------------------------------------------------------------------------------------------------------------
Operating Profit          25,214            21,317             3,897              (-)6,353         Turned positive
                                                             (18.28%)
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Ordinary Profit         (-)5,441        (-)103,673         (-)98,232             (-)53,803          (-)48,362
                                                            (-94.75%)                                (-89.89%)
----------------------------------------------------------------------------------------------------------------------
Net Profit              (-)5,441        (-)103,673         (-)98,232             (-)53,803          (-)48,362
                                                            (-94.75%)                                (-89.89%)
----------------------------------------------------------------------------------------------------------------------
EBITDA                   139,995           132,227             7,768                94,025             45,970
                                                              (5.87%)                                 (48.89%)
----------------------------------------------------------------------------------------------------------------------

2. OTHERS (BUSINESS RESULTS, ETC)

HANARO TELECOM REPORTS KRW 349.3 BILLION SALES FOR FIRST QUARTER 2004.

- Operating profit was KRW 25.2 billion, up 18.3% from the fourth quarter of
  2003

- EBITDA was KRW 140 billion, up 5.9% from the fourth quarter of 2003.

Hanaro Telecom, Korea's leading provider of broadband Internet and local telephony services, announced on May 4 that the Company achieved revenues of KRW
349.3 billion and an operating profit of KRW 25.2 billion during the first quarter of this year.

The Company's total revenues during the first quarter of this year were KRW
349.3 billion. The Company's operating profit during the quarter was KRW 25.2 billion reflecting an 18.3% increase from the fourth quarter of 2003. The Company's net losses during the first quarter of 2004 were KRW 5.4 billion, which reflects an improvement of 94.8% from its previous quarter.

Hanaro Telecom further said that it achieved KRW 140 billion of EBITDA during the first quarter, and this amount represents 25.2% of the Company's annual EBITDA target for the year. These positive results can be attributed to, among other things, the continuing growth of the

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Company's customer bases in the broadband Internet and local telephony service sectors, a decrease in the Company's churn rate, and an improvement of customer satisfaction.

Mr. Samuel Kwon, Senior Executive Vice President of Hanaro Telecom, said, "given the recent rise in its subscriber numbers and the improvement of its operating profit, the Company does not anticipate a difficulty in posting a net profit for the first time in its business operation during the fiscal year of 2004."

The Company plans to host a conference call on May 12, 2004 to discuss details of its performance during the first quarter of 2004.

During the quarter, the Company wrote off certain non-performing network/terminal equipment assets in the amount of KRW 7.3 billion. As of now, Hanaro expects the total write-off of network/terminal equipment during this year to be in the range of KRW 21~25 billion, and these figures are well within the Company's estimation and have been provided in its budget for this year. In addition, the Company's aggregate book value of its terminal equipment, such as modems, stands at approximately KRW 230 billion, and this amount accounts for less than 10% of the aggregate total book value of the Company's tangible assets of more than KRW 2.4 trillion. Accordingly, the Company does not expect the write-offs of terminal equipment, such as modems, to present any serious problem to the Company's ability to protect its profitability going forward.


* This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.